Exhibit 99.1

FOR IMMEDIATE RELEASE

Luckin Coffee Adopts Shareholder Rights Plan

Rights Plan Designed to Protect ALL Shareholders from Potentially Harmful Actions by External Entities or Groups

BEIJING, October 14, 2021 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (in Provisional Liquidation) (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced that its Board of Directors (“Board”) unanimously adopted a shareholder rights plan (the “Rights Plan”) to protect the interests of the Company’s shareholders.

The Rights Plan, if triggered, will significantly dilute the ownership of any Acquiring Person (as defined in the Rights Plan). However, the Board may, in its sole and absolute discretion, determine that a shareholder or potential shareholder is exempt from the Rights Plan at any time before such person becomes an Acquiring Person. The Board believes the Rights Plan is an effective course of action for the Board to fulfill its fiduciary duties to the Company and its shareholders and to enable shareholders to realize the long-term value of their investment. The Rights Plan was adopted following a careful evaluation and consultation with the Company’s external legal advisors and is supported by the Joint Provisional Liquidators of the Company.

Luckin Coffee has made significant progress in its restructuring, which included enhancing its internal controls and corporate governance. At the same time, Luckin Coffee has delivered strong revenue growth and improvements in results of operation, and the Board and management team remain highly committed to driving growth and value creation for the benefit of its stakeholders.

A letter to shareholders regarding the Rights Plan and a summary of certain terms of the Rights Plan will be mailed to shareholders. The Company has furnished a Form 6-K with the U.S. Securities and Exchange Commission that contains additional information regarding the terms and conditions of the Rights Plan, which will be available on the SEC’s website (http://www.sec.gov).

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including Joint Provisional Liquidators. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the ongoing restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the timing of the completion or outcome of the audit of Luckin Coffee’s financial statements; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee

Luckin Coffee (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.luckincoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee IR

Email: ir@luckincoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@luckincoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

2